UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

KLDiscovery Inc.
(Name of Issuer)
Common Stock , par value $0.0001 per share
(Title of Class of Securities)
72583A200
(CUSIP Number)
Jeff Davis Chief Legal & Corporate Affairs Officer Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 3rd Floor Toronto, Ontario M2M 4H5 Canada (416) 228-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

1		NAME OF REPORTING PERSON
Ontario Teachers’ Pension Plan Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,416,079
	9	SOLE DISPOSITIVE POWER
7,416,079
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,416,079
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)
14		TYPE OF REPORTING PERSON
OO

(1) Calculated based on (i) 42,528,017 shares of the Common Stock, par value $0.0001 per share, of KLDiscovery Inc. (the “Issuer”), outstanding as of December 19, 2019, as reported in the Issuer’s Current Report on Form 8-K dated December 26, 2019, (ii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants (as defined herein) and (iii) 4,525,925 shares of common stock that may be acquired upon conversion of Debentures (as defined herein).

Page 2 of 9 Pages

1		NAME OF REPORTING PERSON
1397225 Ontario Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,416,079
	9	SOLE DISPOSITIVE POWER
7,416,079
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,416,079
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)
14		TYPE OF REPORTING PERSON
CO

(1) Calculated based on (i) 42,528,017 shares of the Common Stock, par value $0.0001 per share, of the Issuer, outstanding as of December 19, 2019, as reported in the Issuer’s Current Report on Form 8-K dated December 26, 2019, (ii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants and (iii) 4,525,925 shares of common stock that may be acquired upon conversion of Debentures.

Page 3 of 9 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Item 2.	Identity and Background

(a), (f) This statement is being filed by:

(i)           Ontario Teachers’ Pension Plan Board (“OTPP”); and

(ii)          1397225 Ontario Limited (“1397225”, and together with OTPP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of December 30, 2019, a copy of which is attached hereto as Exhibit 1.

(b)          The address of the principal business and principal office of each of the Reporting Persons is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5.

(c)          OTPP’s principal business is administering, investing and managing the pension funds of active and retired teachers in Ontario, Canada. 1397225 is a corporation wholly-owned by OTPP that holds the Securities (as defined below) on OTPP’s behalf.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of OTPP and 1397225 are set forth on Schedule A and Schedule B, respectively.

The President and Chief Executive Officer of OTPP has delegated to each of Mr. Christopher Witkowski and Mr. Michael Merkoulovitch the authority to implement disposition decisions with respect to the Securities held by 1397225; however, approval of such decisions is made by senior personnel within the Capital Markets group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the Strategy & Risk group of OTPP in accordance with internal proxy voting guidelines. As such, each of Messrs. Witkowski and Merkoulovitch expressly disclaims beneficial ownership of the Securities.

(d), (e) During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 16, 2019, KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 1397225 and the other purchasers named therein (the “Purchasers”). The purchase of the Securities contemplated by the Purchase Agreement closed on December 19, 2019 (the “Closing Date”).

Page 4 of 9 Pages

On the Closing Date, a subsidiary of the Issuer merged with and into LD Topco, Inc. (“LD”), with LD surviving as a wholly owned subsidiary of the Issuer (the “Business Combination”). The closing of the purchase of Securities contemplated by the Purchase Agreement was conditioned on consummation of the Business Combination.

The Purchase Agreement

Pursuant to the Purchase Agreement, 1397225 acquired 1,478,379 shares of Common Stock of the Issuer, 8% convertible debentures due 2024 (the “Debentures”) in an aggregate principal amount of $80,000,000 and warrants for the purchase of 1,411,775 shares of Common Stock (the “Warrants” and, together with the Common Stock and Debentures, the “Securities”).

The Purchase Agreement provides that 1397225 cannot transfer the Debentures (other than to affiliates of 1397225) until the earlier of (i) one year after the Closing Date and (ii) the date that the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, unless the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted pursuant to Section 5 of the Debentures) for any 20 trading days during the period of 30 consecutive trading days commencing at least 150 days after the Closing Date. Additionally, any transfer of the Debentures (other than to affiliates of 1397225) requires consent of the Issuer (not to be unreasonably withheld, delayed or conditioned) and must be in a principal amount of no less than $5,000,000.

The Purchase Agreement also provides that 1397225 will vote its shares of Common Stock to approve the issuance of shares of Common Stock in connection with the conversion of the Debentures and the right of each Purchaser to purchase shares of Common Stock upon a prepayment of the Debentures, as described below.

The transfer restrictions described above may only be waived or amended by the Issuer and holders of a majority in aggregate principal amount of the outstanding Debentures. The agreement to vote shares of Common Stock described above may only be waived or amended by the Issuer and, (i) with respect to shares of Common Stock purchased under the Purchase Agreement or issued upon exercise of the Warrants, OTPP, or (ii) with respect to any other shares of Common Stock held by 1397225, holders of a majority in aggregate principal amount of the outstanding Debentures. The Reporting Persons disclaim beneficial ownership of Securities held by other Purchasers and “group” status with other Purchasers.

The Debentures

The Debentures have a term of 5 years and are repayable at any time prior to maturity without any prepayment penalty. In the event the Issuer elects to prepay the Debentures, the holders will have a right to purchase Common Stock from the Issuer in an amount equal to the principal amount of the Debentures held by that holder that were prepaid divided by 18, at a price of $18.00 per share, subject to adjustment (the “Conversion Price”). The Debentures are convertible into shares of Common Stock at the option of the holder at any time at the Conversion Price.

The Debentures will pay interest at a rate of 8.00%, paid 4.00% in cash and 4.00% in-kind (the “PIK Interest”) per annum. Interest payments will be made quarterly. Additionally, the Issuer will pay an in-kind additional payment (the “Additional Payment”) of 3% of the principal amount of the Debentures annually (or upon a conversion or prepayment of the Debentures, with the amount of the Additional Payment made at the time of a prepayment based on the amount of the prepayment). Payments of the PIK Interest and the Additional Payment will increase the principal amount of the Debentures beneficially owned by the Reporting Persons and, as a result, the number of shares of Common Stock into which the Debentures beneficially owned by the Reporting Persons can be converted. The Debentures include customary covenants and events of default.

Page 5 of 9 Pages

The Warrants

The Warrants are exercisable from the date that is 30 days after the Closing Date until 5:00 pm, New York City time, on the fifth anniversary of the Closing Date. The exercise price for the Warrants is $11.50 per share, subject to adjustment. The Warrants may not be exercised on a “cashless” basis unless the Issuer first calls the Warrants for redemption and then elects to require that all exercises be on a “cashless basis.” The Issuer may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant: at any time while the Warrants are exercisable; upon not less than 30 days’ prior written notice of redemption to each Warrant holder; if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to Warrant holders; and if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The foregoing descriptions of the Purchase Agreement, the Debentures and the Warrants are qualified in their entirety by reference to the text of the Purchase Agreement, the Form of 8.00% Convertible Debenture due 2024, the Form of Warrant Certificate and the Warrant Agreement between Continental Stock Transfer & Trust Company and Pivotal Acquisition Corp. dated January 31, 2019, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The acquisition of the Securities by the Reporting Persons was undertaken for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Securities, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, and subject to the agreements described herein, the Reporting Persons may at any time or from time to time determine to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock, or to dispose of Common Stock or securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor their investment in the Common Stock. The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. In addition, based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate.

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer

The information set forth in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes there are 48,465,717 shares of the Common Stock outstanding, based on (i) 42,528,017 shares of Common Stock outstanding as of December 19, 2019, as reported in the Issuer’s report on Form 8-K dated December 26, 2019, (ii) 1,411,775 shares of Common Stock that may be acquired upon the exercise of the Warrants, and (iii) 4,525,925 shares of Common Stock that may be acquired upon conversion of Debentures.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 7,416,079 shares of Common Stock, which constitutes approximately 15.3% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 6.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Page 7 of 9 Pages

Item 7.	Material to be filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, dated as of December 16. 2019, by and among Pivotal Acquisition Corp. and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on December 17, 2019).

3	Form of 8.00% Convertible Debenture due 2024 (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by KLDiscovery Inc. on December 26, 2019).

4	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on January 11, 2019).

5	Warrant Agreement between Continental Stock Transfer & Trust Company and Pivotal Acquisition Corp. dated January 31, 2019 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on February 2, 2019).

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Rossana Di Lieto Senior Managing Director, Chief Compliance Officer & Associate General Counsel

1397225 ONTARIO LIMITED

By:	/s/ Jeffrey Michael Davis
Jeffrey Michael Davis Secretary

Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement.

2	Securities Purchase Agreement, dated as of December 16. 2019, by and among Pivotal Acquisition Corp. and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on December 17, 2019).

3	Form of 8.00% Convertible Debenture due 2024 (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by KLDiscovery Inc. on December 26, 2019).

4	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on January 11, 2019).

5	Warrant Agreement between Continental Stock Transfer & Trust Company and Pivotal Acquisition Corp. dated January 31, 2019 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) on February 2, 2019).

Schedule A

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship

William Frank Chinery	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Cathryn Elizabeth Cranston	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Patricia Anne Croft	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Lise Fournel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Melville George Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Gene Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Kathleen O’Neill	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Steven Robert McGirr	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

John David Murray	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Barbara Frank Palk	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Daniel Francis Sullivan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Pension Officer	Canadian

Gillian Margaret Boyd Brown	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Capital Markets	Canadian
William Dale Burgess	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Infrastructure & Natural Resources	Canadian

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer	Canadian

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Investment Officer	Canadian

Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Operating Officer	Canadian

Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Total Fund Management	Canadian

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Financial Officer	Canadian

Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer	Canadian

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Equities	Canadian

Olivia Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Teachers’ Innovation Platform	Canadian

Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Global Development	United Kingdom

Beth Tyndall	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief People Officer	Canadian

Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Risk & Strategy Officer	Canadian

Schedule B

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer, Ontario Teachers’ Pension Plan Board	Canadian

Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director and Head of Global Strategic Relationships, Ontario Teachers’ Pension Plan Board	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer, Ontario Teachers’ Pension Plan Board	Canadian

Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director and Head of Global Strategic Relationships, Ontario Teachers’ Pension Plan Board	Canadian